Exhibit 21.1

Subsidiaries of Emerald Dairy Inc.

Name of Subsidiary	Jurisdiction

American International Dairy Holding Co., Inc.	Nevada

Heilongjiang Xing An Ling Dairy Co. Limited	China

Hailun Xinganling Dairy Co., Ltd.	China

Heilongjiang Beian Nongken Changxing Lvbao Dairy Limited Liability Company	China